Management's Discussion and Analysis
For the Three Months Ended March 31, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2015 and the unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2016, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to, and is dated, May 4, 2016. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: production and cash operating costs for 2016; the timing for transforming Wassa and Prestea into lower cost producers; sustaining and development capital expenditures for 2016, including Wassa Underground mine revenue offsetting development capital expenditures; the results of the Prestea Underground mine feasibility study, including the post-tax internal rate of return, net present value (including assumed discount rates and gold price) and cash operating costs per ounce and all-in sustaining costs per ounce; the change to mechanized shrinkage mining at Prestea Underground mine and the impact on post-tax internal rate of return, net present value and cash operating costs per ounce and all-in sustaining costs per ounce; future work to be completed at Prestea Underground Mine; the safety and efficiency of mechanized shrinkage mining at Prestea Underground mine; the timing for mechanical and electrical rehabilitation work, as well as pre-development and development work and timing of stoping and processing rate at Prestea Underground mine; the timing of and amount of production from each of Wassa Underground mine and Prestea Underground; future work to be completed at Wassa Underground Mine, including the rate of decline advances during the remainder of 2016; expected funding under the Streaming Agreement (as defined herein); the sources of funds available to the Company and the sufficiency thereof to fund operations and capital expenditures for the development of Wassa Underground and Prestea Underground mines; the timing and amount of payments to be received under the Streaming Agreement; the anticipated gross proceeds on the Offering and the expected closing; working capital, debt repayments and requirements for additional capital; the availability of power from the Company’s electricity provider or from other sources; and the ability of the Company to repay the 5% Convertible Debentures when due or to restructure them or make alternate arrangements.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2015. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and by S. Mitchel Wasel, BSc Geology who is a Qualified Person pursuant to NI 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and in compliance with the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves have not demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the mineral properties mentioned in this MD&A that are considered to be material mineral properties of the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2015 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013; and (iii) Prestea Underground - “NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established gold producer that holds a 90% interest in the Wassa and Bogoso/Prestea gold mines in Ghana. The Company is pursuing brownfield underground development projects at its Wassa and Prestea mines that are expected to transform the Company into a reliable and stable low cost producer when both projects are in full production expected by the end of 2017. The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada, Ghana and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended March 31,
OPERATING SUMMARY		2016	2015
Wassa gold sold	oz	30,887	23,194
Bogoso/Prestea gold sold	oz	21,782	40,051
Total gold sold	oz	52,669	63,245
Total gold produced	oz	53,217	63,245
Average realized gold price	$/oz	1,159	1,210

Cash operating cost per ounce - Wassa[1]	$/oz	706	1,119
Cash operating cost per ounce - Bogoso/Prestea[1]	$/oz	742	1,027
Cash operating cost per ounce[1]	$/oz	721	1,061
All-in sustaining cost per ounce[1]	$/oz	963	1,239

FINANCIAL SUMMARY
Gold revenues	$'000	61,067	76,519
Cost of sales excluding depreciation and amortization	$'000	41,058	72,203
Depreciation and amortization	$'000	5,796	11,585
Mine operating margin/(loss)	$'000	14,213	(7,269)
General and administrative expense	$'000	7,222	3,632
Loss on fair value of financial instruments	$'000	2,207	3,736

Net earnings/(loss) attributable to Golden Star shareholders	$'000	2,051	(13,127)
Adjusted net earnings/(loss) attributable to Golden Star shareholders[2]	$'000	4,157	(8,955)
Earnings/(loss) per share attributable to Golden Star shareholders - basic and diluted	$/share	0.01	(0.05)
Adjusted earnings/(loss) per share attributable to Golden Star shareholders - basic and diluted [2]	$/share	0.02	(0.03)
Cash provided by operations	$'000	928	4,838
Cash provided by/(used in) operations before working capital changes[3]	$'000	10,767	(1,421)
Cash provided by/(used in) operations per share - basic and diluted	$/share	—	0.02
Cash provided by operations before working capital changes per share - basic and diluted	$/share	0.04	(0.01)

Capital expenditures	$'000	15,914	12,782
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" below for a reconciliation of adjusted net earnings/(loss) attributable to Golden Star shareholders and adjusted earnings/(loss) per share attributable to Golden Star shareholders to net earnings/(loss) attributable to Golden Star shareholders and net earnings/(loss) per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" below for an explanation of the calculation of cash provided by operations before working capital changes.

•
Consolidated cash operating cost per ounce was $721 in the first quarter of 2016, 32% lower than $1,061 in the same period in 2015. Wassa achieved cash operating cost per ounce of $706 in the first quarter of 2016 compared to $1,119 in the same period in 2015. The lower cash operating cost per ounce at Wassa was due to a decline in mining cost per tonne as a result of improved equipment utilization rates. Bogoso/Prestea's cash operating cost per ounce of $742 was its best quarterly result since 2010, compared to $1,027 in the same period in 2015. The lower cash operating cost per ounce at Bogoso/Prestea was a result of lower costs of exclusively mining and processing Prestea oxide ore through the non-refractory plant, which commenced in the third quarter of 2015. During the first quarter of 2015, 86% of the Bogoso/Prestea production came from the high cost refractory operation, which was suspended in the third quarter of 2015.

•
Gold sales of 52,669 ounces in the first quarter of 2016 were 17% lower than the 63,245 ounces sold in the same period in 2015. Wassa gold sales in the first quarter increased by 33% compared to the same period in 2015 due to more tonnes mined and processed as well as higher grade and recovery. Bogoso/Prestea gold sales decreased by 46% in the first quarter of 2016 compared to the same period in 2015 as a result of lower plant throughput as the high cost, high power consuming refractory operation at Bogoso was suspended at the end of the third quarter of 2015. Production in the first quarter of 2016 was exclusively from the lower cost non-refractory operation, resulting in the decline in ounces compared to the same period in prior year.

•
Gold revenues totaled $61.1 million in the first quarter of 2016, compared to $76.5 million in the same period in 2015. The decline in gold revenues was a result of fewer ounces sold and a lower realized gold price in the first quarter of 2016 as compared to the same period in 2015. The decline in ounces sold were primarily a result of suspending the high cost, high power consuming refractory operation at Bogoso in the third quarter of 2015, in favour of the lower cost non-refractory operation.

•
Cost of sales excluding depreciation and amortization in the first quarter of 2016 totaled $41.1 million compared to $72.2 million in the same period in 2015. The decrease of cost of sales excluding depreciation and amortization was due primarily to a decrease in mine operating expenses at the Bogoso/Prestea mine. Lower mine operating expenses were a result of exclusively mining and processing lower cost Prestea oxide ore through the non-refractory plant at Bogoso/Prestea. The most significant savings were achieved in reducing processing costs by over $20 million compared to the same period in prior year due to the suspension of the refractory operation.

•
Depreciation and amortization expense totaled $5.8 million in the first quarter of 2016 compared to $11.6 million in the same period in 2015. The decrease in depreciation and amortization expense is primarily a result of the lower production and increase in recoverable ounces at the Bogoso/Prestea operation.

•
General and administrative costs totaled $7.2 million in the first quarter of 2016, compared to $3.6 million in the same period in 2015. The increase was mainly due to the $4.2 million of non-cash share based compensation accrued in the first quarter of 2016 compared to $0.4 million in the first quarter of 2015 as a result of a significant improvement in the Company's share prices.

•
The Company recorded $2.2 million of fair value losses on financial instruments in the first quarter of 2016 compared to fair value losses of $3.7 million in the same period in 2015. The fair value loss in the first quarter of 2016 was comprised of $1.3 million non-cash revaluation loss on settled collars and forward contracts, $1.1 million non-cash revaluation loss on warrants and $0.3 million of realized loss on sales of gold calls, offset slightly by the non-cash revaluation gain of $0.5 million on the 5% Convertible Debentures. The $3.7 million fair value loss recognized in the first quarter of 2015 was a non-cash revaluation loss of the 5% Convertible Debentures. The valuation techniques used for these financial instruments are disclosed in the "Financial Instruments" section of this MD&A.

•
Net earnings attributable to Golden Star shareholders for the first quarter of 2016 totaled $2.1 million or $0.01 earnings per share, compared with a net loss of $13.1 million or $0.05 loss per share for the same period in 2015. Adjusted net earnings attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $4.2 million in the first quarter of 2016, compared to adjusted net loss attributable to Golden Star shareholders of $9.0 million for the same period in 2015. The increase in net earnings and adjusted net earnings attributable to Golden Star shareholders in the first quarter of 2016 was principally due to a higher mine operating margin in the first quarter of 2016, offset by an increase in general and administrative costs.

•
Cash provided by operations before working capital changes was $10.8 million for the first quarter of 2016, compared to $1.4 million cash used by operations before working capital changes in the same period in 2015. This increase is attributable to higher production at Wassa and lower mine operating expenses at both Wassa and Bogoso/Prestea resulting in higher mine operating margins at both operations.

•
Capital expenditures for the first quarter of 2016 totaled $15.9 million compared to $12.8 million in the same period in 2015. The major capital expenditures in the first quarter of 2016 at Wassa included $6.2 million on expenditures relating to the development of the Wassa Underground Mine, $1.5 million on the construction of a new tailings storage facility at Wassa and $0.8 million on the crusher. Capital expenditures at Bogoso/Prestea during the first quarter of 2016 included $6.2 million on expenditures relating to the development of Prestea Underground Mine and $1.1 million on the Prestea Open Pit Mines.
OUTLOOK FOR 2016
Production, cost and capital expenditures guidance for 2016 for the Company's operations remains unchanged.
Due to a scheduled plant shut-down at Wassa that was planned for the second quarter of 2016, the Company expects production in the second quarter of 2016 to be slightly lower than the prior quarter. This will result in higher cash operating costs per ounce at Wassa in the second quarter of 2016. However, the Company expects Wassa to achieve the full year guidance as production and cash operating costs per ounce will return to normalized levels by the third quarter of 2016.
Production and cost guidance

	Gold production	Cash operating costs
	thousands of ounces	$ per ounce
Wassa Open Pit	100 - 110	800 - 900
Wassa Underground	20 - 25	N/A [1]
Prestea Open Pit Mines	60 - 70	840 - 970
Consolidated	180 - 205	815 - 925

[1]
Costs incurred at Wassa Underground will be capitalized until commercial production is achieved. As a result, these costs are reflected in the Company's development capital expenditure guidance set out in the table below and are not included in the Company's cash operating cost per ounce guidance set out in the table above.

Capital expenditures guidance

	Sustaining ($ millions)	Development ($ millions)	Total ($ millions)
Wassa Open Pit and Processing Plant	6	2	8
Wassa tailings expansion	—	9	9
Wassa Underground	—	34	34
Prestea Open Pit Mines	3	—	3
Prestea Underground	—	36	36
Consolidated	9	81	90
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices increased from $1,062 per ounce at December 31, 2015 to $1,237 per ounce at March 31, 2016. The Company realized an average gold price of $1,159 per ounce for gold sales during the first quarter of 2016, compared to an average realized gold price of $1,210 per ounce for the first quarter of 2015. The spot gold price on May 4, 2016 was $1,275 per ounce.
The average gold price realized by the Company during the quarter was affected by the streaming agreement (the "Streaming Agreement") entered into with RGLD Gold AG ("RGLD"). Revenue from spot sales during the quarter resulted in an average realized price of $1,185 per ounce whereas revenue recognized from the stream agreement resulted in a realized price of $871 per ounce (see table below). During the first quarter ended March 31, 2016, 4,350 ounces of gold were delivered to RGLD at an average realized gold price of $871 per ounce. Cash proceeds received from RGLD totaled $233 per ounce for the quarter ended March 31, 2016.

	Three Months Ended March 31, 2016
	$'000	Ounces	Realized price
Revenue - Stream arrangement
Cash proceeds	$1,014
Deferred revenue recognized	2,775
	$3,789	4,350	$871
Revenue - Spot sales	57,278	48,319	1,185
Total revenue	$61,067	52,669	$1,159
Equity financing
On April 28, 2016, the Company entered into an agreement with BMO Nesbitt Burns Inc. (the "Underwriter") under which the Underwriter has agreed to buy on a bought deal basis 22,750,000 common shares at a price of $0.66 per share for gross proceeds of approximately $15 million (the "Offering"). In addition, the Company has granted the Underwriter an option, exercisable at the offering price for 30 days following the closing of the Offering, to purchase up to 3,412,500 common shares. The net proceeds of the offering will be used for debt reduction as well as for working capital and general corporate purposes and is expected to close on or about May 9, 2016.
Settlement of $36.5 Million of Current Account Payable
On May 4, 2016, the Company entered into an agreement with a significant current account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company has agreed to pay $12 million by June 30, 2016 and defer the remaining $24.5 million until January 2018 after which, the outstanding balance will be repaid in equal installments for 24 months with interest of 7.5% that will accrue and be payable beginning in January 2017.
Settlement of Convertible Debentures
The Company repurchased $3.6 million principal amount of its 5% Convertible Debentures subsequent to the quarter ended March 31, 2016 for $1.8 million that included an interest payment of $0.1 million. As at May 4, 2016, $73.9 million principal amount of the 5% Convertible Debentures remains outstanding and will mature on June 1, 2017.
$20 Million from Streaming Agreement with Royal Gold
On April 1, 2016, the Company received a scheduled advance payment of $20.0 million pursuant to the Streaming Agreement with RGLD.
Ecobank Loan II drawdown
During the first quarter of 2016, the Company drew down the remaining $3 million available from the Ecobank Loan II loan facility and repaid principal of $1.2 million. As at May 4, 2016, $23.8 million of principal remains outstanding.
Forward and collar contracts
During the first quarter of 2016, the Company initiated a gold hedging program to limit its exposure to the fluctuations in the gold price during the development phase of the Wassa Underground and Prestea Underground projects. At May 4, 2016, the Company has the following outstanding contracts: (i) forward contracts for 9,000 ounces (or 1,000 ounces per month from April to December 2016) at a gold price of $1,188 per ounce, and (ii) collars on 36,000 ounces at gold prices of no less than $1,125 per ounce and up to $1,325 per ounce, for months ranging from April to December 2016 (or 4,000 ounces per month from April to December 2016). During the first quarter of 2016, the Company realized a loss of $0.3 million on settled contracts

DEVELOPMENT PROJECTS UPDATE
Wassa Underground development
In March 2015 the results of a Feasibility Study ("FS") on the economic viability of an underground mine operating in conjunction with the existing open pit mine at Wassa were announced and the decision to progress with the construction of the underground mine was affirmed.
Decline development commenced in July 2015. Approximately 1,917 meters of advance was achieved on the Main, Ventilation and F-Shoot Access declines by May 4, 2016 (or approximately 796 meters from January 1, 2016 to March 31, 2016). Decline development advanced at an average of 8.6 meters per day during the first quarter of 2016, compared to an average of 7 meters per day during the fourth quarter of 2015. The rate of development is expected to increase further in 2016 as efficiencies improve and more development faces become available.
The first development ore is expected from the F-Shoot area in the second quarter of 2016 and initial production expected in mid-2016.
The year to date capital expenditures for this project were $6.2 million including $0.5 million of capitalized interest. Project to date capital expenditures have totaled $28.4 million at March 31, 2016 including $3.0 million of capitalized interest. The Company continues to expect total capital expenditures of approximately $34 million to be incurred in 2016.
Prestea
The Prestea mine consists of an underground mine that has been in existence for over 100 years along with adjacent surface deposits. The Prestea mine is located 16 km south of the Bogoso mine and processing plants in the town of Prestea. The underground mine is currently being refurbished and development is expected to commence in the fourth quarter of 2016.  A number of high grade surface deposits exist to the south of the underground mine which the Company is currently mining and processing through the non-refractory processing plant.
Prestea Underground
The FS results for the Prestea Underground Mine were reported in December 2015 and indicated a post-tax internal rate of return of 42% and net present value of $124 million based on a discount rate of 5% and gold price assumption of $1,150 per ounce. Cash operating costs of $462 per ounce and all-in sustaining costs of $603 per ounce were estimated over the mine life of 5.5 years at an average annual production rate of 80,000 ounces.
In January 2016 an internal study was commenced to investigate changing the proposed FS mining method from conventional shrinkage mining to mechanized shrinkage mining. The study was completed in March 2016 and indicated an increase in value with a post-tax internal rate of return of 54% and net present value of $134 million based on a discount rate of 5% and gold price assumption of $1,150 per ounce. Cash operating costs of $468 per ounce and all-in sustaining costs of $615 per ounce were estimated over the mine life of 4.5 years at an average annual production rate of 90,000 ounces.
Based on these improved economic parameters and on expectations for improved safety and efficiency using mechanized shrinkage mining, this method will be used for the extraction of the Prestea West Reef orebody. The change in mining method does not constitute a material change in the economics presented in the FS and the change in mining method has not resulted in any change to the mineral reserves or mineral resources at Prestea Underground.
Construction capital expenditure of $63 million for the underground mine was previously approved and work is progressing on procurement of the long-lead time equipment.
Rehabilitation works are ongoing on 24 level to improve the track for high-speed haulage and to install new electrical and water supply services. Mechanical and electrical rehabilitation work is planned to be completed in the fourth quarter of 2016 and development blasting is expected to commence in the fourth quarter of 2016. Pre-development of the resource is expected to take place from the fourth quarter of 2016 to mid-2017. Stoping is expected to start in the second quarter of 2017.
The year to date capital expenditures for this project were $6.2 million including $0.4 million of capitalized interest. Project to date capital expenditures have totaled $12.1 million at March 31, 2016 including $1.7 million of capitalized interest. The Company continues to expect total capital expenditures of approximately $36 million to be incurred in 2016.

WASSA OPERATIONS
Through a 90% owned subsidiary Golden Star (Wassa) Limited, the Company owns and operates the Wassa open pit mine, located in the southwestern region of Ghana approximately 35 kilometers northeast of the town of Tarkwa, Ghana. Wassa has a non-refractory processing plant (“Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. Ore from the Wassa mine is processed at the Wassa processing plant.

		Three Months Ended March 31,
		2016	2015
WASSA FINANCIAL RESULTS
Revenue	$'000	$35,949	$28,112

Mine operating expenses	$'000	24,035	24,819
Severance charges	$'000	113	481
Royalties	$'000	1,864	1,406
Operating costs (to)/from metals inventory	$'000	(2,235)	1,144
Inventory net realizable value adjustment	$'000	—	803
Cost of sales excluding depreciation and amortization	$'000	23,777	28,653
Depreciation and amortization	$'000	4,279	3,900
Mine operating margin/(loss)	$'000	$7,893	$(4,441)

Capital expenditures	$'000	8,538	10,426

WASSA OPERATING RESULTS
Ore mined	t	609,519	560,151
Waste mined	t	2,406,220	2,361,781
Ore processed	t	640,940	630,720
Grade processed	g/t	1.64	1.20
Recovery	%	94.1	92.6
Gold produced	oz	31,273	23,194
Gold sold	oz	30,887	23,194

Cash operating cost per ounce[1]	$/oz	706	1,119
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three Months Ended March 31, 2016 compared to three months ended March 31, 2015
Production
Gold production was 31,273 ounces for the first quarter of 2016, a 35% increase from the 23,194 ounces sold during the the same period in 2015 as ore processed, ore grade and recovery were higher in the first quarter of 2016.
Gold revenues
Gold revenues were $35.9 million for the first quarter of 2016, compared to $28.1 million for the same period in 2015. The increase was due to a 33% increase in ounces of gold sold, offset by decline in the average realized gold price to $1,164 per ounce for the three months ended March 31, 2016, compared to $1,212 per ounce for the three months ended March 31, 2015.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $23.8 million for the first quarter of 2016, compared to $28.7 million incurred during the same period in 2015. The lower cost of sales was mainly related to the higher build up of inventories and lower mine operating expenses as a result of higher equipment utilization achieved.

Depreciation and amortization
Depreciation and amortization for the first quarter of 2016 totaled $4.3 million, compared to $3.9 million recorded for the same period in 2015. The depreciation and amortization in the first quarter of 2016 was impacted by the lower reserve and resource estimates and higher production in the first quarter of 2016 compared to the same period in 2015.
Cash operating cost per ounce
Cash operating cost per ounce for the for the first quarter of 2016 totaled $706, down 37% from $1,119 in the same period of 2015. The lower cash operating cost per ounce was due to a decline in mining cost per tonne as a result of higher equipment utilization achieved.
Capital expenditures
Capital expenditures for the first quarter of 2016 were $8.5 million compared with $10.4 million during the same period in 2015. Sustaining capital expenditures were $0.8 million for the three months ended March 31, 2016 compared to $2.2 million in the same period in 2015. Development capital expenditures were $7.7 million for the three months ended March 31, 2016 compared to $8.2 million in the same period in 2015. Development capital expenditures in the first quarter of 2016 included $6.2 million of expenditures relating to the development of the Wassa Underground Mine and $1.5 million for the improvement of the tailings storage facility.

BOGOSO/PRESTEA OPERATIONS
Through a 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations and the Prestea mining operations located near the town of Prestea, Ghana. Bogoso/Prestea has a CIL processing facility which is suitable for treating non-refractory gold ore (“Non-refractory plant”) with capacity of up to 1.5 million tonnes per annum. Bogoso/Prestea also operated a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which used bio-oxidation technology to treat refractory ore (“Refractory plant”). The Company suspended the refractory operation at the end of the third quarter of 2015.
The Prestea mining operations consists of an existing underground mine, neighbouring open pit deposits and associated support facilities. Bogoso/Prestea currently processes the Prestea open pit ore through the Non-refractory plant. Ore feed from the open pit operations commenced in the third quarter of 2015. The Prestea underground mine is currently being refurbished and development commenced in 2016.

		Three Months Ended March 31,
		2016	2015
BOGOSO/PRESTEA FINANCIAL RESULTS
Revenue	$'000	$25,118	$48,407

Mine operating expenses	$'000	17,412	43,943
Severance charges	$'000	(184)	3
Royalties	$'000	1,296	2,422
Operating costs to metals inventory	$'000	(1,243)	(2,818)
Cost of sales excluding depreciation and amortization	$'000	17,281	43,550
Depreciation and amortization	$'000	1,517	7,685
Mine operating margin/(loss)	$'000	$6,320	$(2,828)

Capital expenditures	$'000	7,376	2,356

BOGOSO/PRESTEA OPERATING RESULTS
Ore mined refractory	t	—	741,992
Ore mined non-refractory	t	383,177	—
Total ore mined	t	383,177	741,992
Waste mined	t	1,145,325	1,439,321
Refractory ore processed	t	—	571,806
Refractory ore grade	g/t	—	2.59
Gold recovery - refractory ore	%	—	70.6
Non-refractory ore processed	t	362,302	421,566
Non-refractory ore grade	g/t	2.21	0.92
Gold recovery - non-refractory ore	%	84.4	41.9
Gold produced - refractory	oz	—	34,589
Gold produced - non-refractory	oz	21,944	5,462
Gold produced - total	oz	21,944	40,051
Gold sold - refractory	oz	—	34,589
Gold sold - non-refractory	oz	21,782	5,462
Gold sold - total	oz	21,782	40,051

Cash operating cost per ounce [1]	$/oz	742	1,027
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.

Three Months Ended March 31, 2016 compared to three months ended March 31, 2015
Production
Bogoso/Prestea non-refractory gold production was 21,944 ounces for the first quarter of 2016, compared to 5,462 ounces for the same period in 2015 due to the commencement of mining and processing of the Prestea oxide ore in the third quarter of 2015. Non-refractory production in the three months ended March 31, 2015 were processed from low grade tailings. Refractory gold production, which was suspended at the end of the third quarter of 2015, produced 34,589 ounces of gold during the first quarter of 2015.
Gold revenues
Gold revenues for the first quarter of 2016 were $25.1 million compared to $48.4 million for the same period in 2015. Gold sold totaled 21,782 ounces in the three months ended March 31, 2016, down 46% from 40,051 ounces sold in the same period in 2015 as a result of the suspension of the high cost refractory operation in the third quarter of 2015. The realized gold price was down 5%, averaging $1,153 per ounce in the first quarter of 2016, compared to $1,209 per ounce in the same period in 2015.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $17.3 million for the first quarter of 2016, down from $43.6 million for the same period in 2015. Mine operating expenses totaled $17.4 million in the first quarter of 2016, 60% lower than the $43.9 million incurred during the same period in 2015 mainly as a result of less material mined and processed due to of the suspension of the high cost, high power consuming refractory operation.
Depreciation and amortization
Depreciation and amortization expense decreased to $1.5 million for the first quarter of 2016, compared to $7.7 million for the same period in 2015. The lower depreciation and amortization expense for the three months ended March 31, 2016 was due to lower production in the first quarter of 2016 and higher reserve and resource estimates compared to the same period in 2015.
Cash operating cost per ounce
Cash operating cost per ounce of $742 for the first quarter of 2016 was the lowest since 2010, compared to $1,027 for the same period in 2015. This 28% decrease in cash operating costs per ounce is due to the change in cost profile at Prestea. Mining and processing costs in the first quarter of 2016 were attributable to the lower cost non-refractory operation whereas 86% of gold sold in the same period in 2015 was attributable to the higher cost, higher power consuming refractory operation.
Capital expenditures
Capital expenditures for the first quarter of 2016 were $7.4 million compared to $2.4 million during the same period in 2015. Development capital expenditures were $6.2 million in the first quarter 2016 compared to $2.0 million in the same period in 2015. Development capital expenditures in the first quarter of 2016 were all attributable to the Prestea Underground Mine.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
Revenues	$61,067	$56,420	$56,452	$65,796	$76,519	$86,586	$77,758	$79,567
Cost of sales excluding depreciation and amortization	41,058	39,354	55,199	78,738	72,203	71,410	70,774	78,432
Net earnings/(loss)	2,314	14,217	(8,526)	(68,988)	(15,113)	(53,545)	1,165	(6,708)
Net earnings/(loss) attributable to shareholders of Golden Star	2,051	13,781	(6,832)	(61,503)	(13,127)	(48,155)	2,593	(5,153)
Net earnings/(loss) per share attributable to shareholders of Golden Star:
- Basic and diluted	$0.01	$0.05	$(0.03)	$(0.24)	$(0.05)	$(0.19)	$0.01	$(0.02)

LIQUIDITY AND FINANCIAL CONDITION
The Company held $14.6 million in cash and cash equivalents as of March 31, 2016, down from $35.1 million at December 31, 2015. The Company received a $20 million scheduled advance payment from RGLD on April 1, 2016 pursuant to the Streaming Agreement. The December 31, 2015 cash balance includes the $20 million scheduled advance payment from RGLD on December 31, 2015. No advance payment was scheduled to be received in the first quarter of 2016. On April 28, 2016, the Company announced an agreement with the Underwriter under which the Underwriter has agreed to buy on a bought deal basis 22,750,000 common shares at a price of $0.66 per share for gross proceeds of approximately $15 million. In addition, the Company has granted the Underwriter an option, exercisable at the offering price for 30 days following the closing of the Offering, to purchase up to 3,412,500 common shares. During the three months ended March 31, 2016, operations provided $0.9 million of cash, investing activities used cash of $22.2 million and financing activities provided cash of $0.7 million.
Before working capital changes, operations provided $10.8 million of operating cash flow during the three months ended March 31, 2016, compared to $1.4 million used by operations in the same period in 2015. Cash provided by operations increased primarily due to the higher mine operating margin during the first quarter of 2016. Working capital used $9.8 million during the first quarter of 2016, compared to $6.3 million provided by working capital in 2015. The working capital changes in the first quarter of 2016 related to a $2.7 million decrease in accounts payable and accrued liabilities, a $3.7 million increase in inventory, and a $1.1 million increase in prepaid and other, offset by a $0.6 million decrease in accounts receivable.
The working capital deficit increased from $65.8 million at December 31, 2015 to $80.3 million at March 31, 2016 mainly due to a decrease in cash and cash equivalents. The Company received a $20 million scheduled advance payment from RGLD on April 1, 2016 pursuant to the Streaming Agreement.
Investing activities used $22.2 million during the first quarter of 2016, which included $6.2 million on the development of the Wassa Underground Mine, $6.2 million on the development of the Prestea Underground Mine, $1.5 million on the expansion of the tailings storage facility at Wassa, $1.1 million on the Prestea open pit mines and $0.8 million on the Wassa crusher.
Financing activities provided $0.7 million cash in 2016 compared to $4.3 million provided in 2015. During the three months ended March 31, 2016, the Company drew down the remaining $3.0 million on the Ecobank Loan II and made $2.3 million principal repayments of debt.
LIQUIDITY OUTLOOK
As of March 31, 2016, the Company had $14.6 million in cash and a working capital deficit of $80.3 million. Excluding the non-cash deferred revenue the working capital deficit was $67.3 million. The Company received a $20 million scheduled advance payment from RGLD on April 1, 2016 pursuant to the Streaming Agreement. On April 28, 2016, the Company entered into an agreement with the Underwriter under which the Underwriter has agreed to buy on a bought deal basis 22,750,000 common shares at a price of $0.66 per share. The Offering is expected to result in gross proceeds of approximately $15 million and is expected to close on or about May 9, 2016. In addition, the Company has granted the Underwriter an option, exercisable at the offering price for 30 days following the closing of the Offering, to purchase up to 3,412,500 common shares. On May 4, 2016, the Company entered into an agreement with a significant current account creditor to settle $36.5 million of current liabilities. Under this agreement, the Company has agreed to pay $12 million by June 30, 2016 and defer the remaining $24.5 million until January 2018 after which, the outstanding balance will be repaid in equal installments for 24 months with interest of 7.5% that will accrue and be payable beginning in January 2017. The ability of the Company to further reduce the working capital deficit will depend on whether gold prices for 2016 increase significantly beyond the average realized gold price for 2015 of $1,151 per ounce. The Company expects to produce 180,000 to 205,000 ounces of gold at a cash operating cost of $815 - $925 per ounce.
In addition to the cash operating costs the Company has to pay a 5% royalty to the Government of Ghana, reclamation expenditures, corporate general and administration expenditures, interest and principal payments on long term debt and capital expenditures.
The Company expects to incur $90 million on capital expenditures during 2016, of which $81 million is development capital expenditure and $9 million is sustaining capital expenditure. If gold prices fall significantly from current levels the Company could defer some of the development capital expenditure to meet its obligations.
During 2015, the Company closed the streaming and financing arrangements with Royal Gold, Inc. and its wholly-owned subsidiary RGLD. The Streaming Agreement, consists of a $145 million gold stream of which $95 million, including $20 million received on April 1, 2016, has been received to date. The Company expects to receive a further $50 million in stream payments upon satisfaction of the development progress of the Wassa and Prestea underground mines. At Golden Star's option, an additional $5 million of stream financing is available subject to certain conditions including procurement of a minimum of $5 million of third party investment.

The Company expects that the existing cash balance, the proceeds from the Streaming Agreement and the expected proceeds of the Offering combined with the expected mine operating margin will be sufficient to fund operations and capital expenditures as required for the development of the Wassa Underground and the Prestea Underground Mines.
As a result of an April 2016 buyback of $3.6 million principal of the Company's 5% Convertible Debentures (See "Settlement of Convertibles" in the Corporate Development section), the Company now has $73.9 million principal amount of 5% Convertible Debentures due on June 1, 2017. On maturity, the Company may, at its option, satisfy the repayment obligation by paying the principal amount of the 5% Convertible Debentures in cash or, subject to certain limitations, by issuing that number of the Company's common shares obtained by dividing the principal amount of the 5% Convertible Debentures outstanding by 95% of the weighted average trading price of the Company's common shares on the NYSE MKT for the 20 consecutive trading days ending five trading days preceding the maturity date (the "Current Market Price") provided that the aggregate maximum number of common shares to be issued may not exceed 19.99% of the issued and outstanding common shares as of the closing date unless applicable shareholder and stock exchange approvals have been obtained by the Company. If the Company elects to repay the principal amount of the 5% Convertible Debentures at maturity by issuing common shares, and the Company is limited under the terms of the indenture from issuing a number of common shares sufficient to fully repay the 5% Convertible Debentures outstanding at maturity, the Company is required to pay the balance owing in cash, based on the difference between the principal amount of the 5% Convertible Debentures outstanding and the value of the common shares (based on the Current Market Price) delivered in repayment of the 5% Convertible Debentures.
The Company will assess the optimal settlement closer to the maturity of the Convertible Debenture. Considerations of the optimal settlement will include, expected gold price, the Company’s cash balance prior to maturity, the Company’s share price prior to maturity and the expected future cash flow generated by operations. Failure by the Company to repay the 5% Convertible Debentures when due, or to make other satisfactory arrangements and/or the failure to restructure the 5% Convertible Debentures may cause the Company to delay or indefinitely postpone development activities or may cause the Company to suspend or terminate its operations or development activities, any of which could have a material adverse effect on the Company’s results of operations and financial condition.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	$102,509	$—	$—	$—	$102,509
Debt [1]	6,149	83,088	28,392	—	117,629
Finance leases	2,728	3,644	—	—	6,372
Interest on long term debt	6,998	8,380	1,718	—	17,096
Other long term liabilities[2]	14,605	7,448	—	—	22,053
Purchase obligations	5,107	—	—	—	5,107
Rehabilitation provisions[3]	3,660	17,916	26,208	38,941	86,725
Total	$141,756	$120,476	$56,318	$38,941	$357,491

[1]
Includes the outstanding repayment amounts from the 5% Convertible Debentures maturing in June 2017, the Ecobank Loan II, the loan from RGI and the equipment financing loans. Golden Star has the right to repay the remaining $73.9 million principal amount of the 5% Convertible Debentures in cash or in common shares at the due date under certain circumstances provided that the aggregate maximum number of common shares to be issued may not exceed 19.99% of the issued and outstanding common shares as of the closing date unless applicable shareholder and stock exchange approvals have been obtained by the Company. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures into common shares by the holders prior to the maturity date.

[2]	These amounts represent the agreement with the electricity provider in Ghana for deferral of payments of certain accounts payable to 2016 and 2017.

[3]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

RELATED PARTY TRANSACTIONS
There were no material related party transactions in the three months ended March 31, 2016 and 2015 other than compensation of key management personnel which is presented in the table below. Key management personnel are defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are made on terms eqivalent to those prevailing in an arm's length transaction.

	Three Months Ended March 31,
	2016	2015
Salaries, wages, and other benefits	$571	$760
Bonuses	246	328
Share-based compensation	2,991	298
	$3,808	$1,386
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms "cash operating cost", “cash operating cost per ounce”, "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net earnings/(loss) attributable to Golden Star shareholders" and "adjusted earnings/(loss) per share attributable to Golden Star shareholders" and "cash provided by operations before working capital changes",
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to the current definition.
The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	Three Months Ended March 31,
	2016	2015
Cost of sales excluding depreciation and amortization	$41,058	$72,203
Severance charges	71	(484)
Royalties	(3,160)	(3,828)
Metals inventory net realizable value adjustment	—	(803)
Cash operating costs	37,969	67,088
Royalties	3,160	3,828
Metals inventory net realizable value adjustment	—	803
Accretion of rehabilitation provision	342	440
General and administrative costs	7,222	3,632
Sustaining capital expenditures	2,015	2,589
All-in sustaining costs	$50,708	$78,380

Ounces sold	52,669	63,245
Cost per ounce measures ($/oz):
Cash operating cost per ounce	721	1,061
All-in sustaining cost per ounce	963	1,239
The tables below reconcile cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines:

	Three Months Ended March 31, 2016

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$23,777	$17,281	$41,058
Severance charges	(113)	184	71
Royalties	(1,864)	(1,296)	(3,160)
Cash operating costs	$21,800	$16,169	$37,969

Ounces sold	30,887	21,782	52,669

Cash operating cost per ounce	$706	$742	$721

	Three Months Ended March 31, 2015

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$28,653	$43,550	$72,203
Severance charges	(481)	(3)	(484)
Royalties	(1,406)	(2,422)	(3,828)
Metals inventory net realizable value adjustment	(803)	—	(803)
Cash operating costs	$25,963	$41,125	$67,088

Ounces sold	23,194	40,051	63,245

Cash operating cost per ounce	$1,119	$1,027	$1,061
"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.
We use cash operating cost per ounce and cash (used in)/provided by operations before working capital changes as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to the investors to allow them to also monitor operational efficiencies of the mines owned by the Company. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
Adjusted net earnings/(loss) attributable to Golden Star shareholders
The table below shows the reconciliation of net earnings/(loss) attributable to Golden Star shareholders to adjusted net earnings/(loss) attributable to Golden Star shareholders and adjusted earnings/(loss) per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	Three Months Ended March 31,
	2016	2015
Net earnings/(loss) attributable to Golden Star shareholders	$2,051	$(13,127)
Add back:
Loss on fair value of financial instruments	2,207	3,736
Severance charges	(71)	484
	4,187	(8,907)
Adjustments attributable to non-controlling interest	(30)	(48)
Adjusted net earnings/(loss) attributable to Golden Star shareholders	$4,157	$(8,955)

Adjusted earnings/(loss) per share attributable to Golden Star shareholders
Basic and diluted	$0.02	$(0.03)
Weighted average shares outstanding - basic (millions)	259.9	259.5
Weighted average shares outstanding - diluted (millions)	264.9	259.5
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of the 5% Convertible Debentures, non-cash impairment charges, non-cash gain on reduction of asset retirement obligations and severance charges, the

Company calculates "adjusted net earnings/(loss) attributable to Golden Star shareholders" and "adjusted net earnings/(loss) per share attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.
Adjusted net earnings/(loss) attributable to Golden Star shareholders and adjusted net earnings/(loss) per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of May 4, 2016, there were 259,897,095 common shares of the Company issued and outstanding, 16,164,008 stock options outstanding, 5,402,392 deferred share units outstanding, 5,000,000 warrants outstanding and 5% Convertible Debentures which are convertible into an aggregate of 44,758,182 common shares. The Company's share appreciation rights, performance share units and restricted share units are cash settled instruments.
CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The critical accounting estimates and assumptions are disclosed in Note 4 of the audited consolidated financial statements for the year ended December 31, 2015.
CHANGES IN ACCOUNTING POLICIES
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the condensed interim consolidated financial statements for the three months ended March 31, 2016.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at March 31, 2016	Basis of measurement	Associated risks
Cash and cash equivalents	$14,561	Loans and receivables	Interest/Credit/Foreign exchange
Accounts receivable	4,466	Loans and receivables	Foreign exchange/Credit
Trade and other payables	97,431	Amortized cost	Foreign exchange/Interest
5% Convertible Debentures	45,895	Fair value through profit and loss	Interest
Warrants	1,538	Fair value through profit and loss	Market price
Non-hedge derivative instruments	1,254	Fair value through profit and loss	Market price
Royal Gold loan, net of fees	18,255	Amortized cost	Interest
Ecobank Loan II, net of fees	23,246	Amortized cost	Interest
Equipment financing facility	3,645	Amortized cost	Interest
Finance leases	2,727	Amortized cost	Interest
Other long term liabilities	17,711	Amortized cost	Interest/Foreign exchange
Loans and receivables - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the Royal Gold loan, the Ecobank Loan II, the equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the other long term liabilities has been discounted to reflect its fair value.

Fair value through profit or loss
5% Convertible Debentures - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black Scholes model. The risk free interest rate used in the fair value computation is the interest rate on the US treasury rate with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding the risk premium to the risk free interest rate. A market-based volatility rate was also applied to the fair value computation. For the three months ended March 31, 2016, a revaluation gain of $0.5 million was recorded while revaluation loss of $3.7 million was included in earnings for the three months ended March 31, 2015.
Warrants - The fair value of the warrants is estimated based on the Black-Scholes model. For the three months ended March 31, 2016, a revaluation loss of $1.1 million was recorded.
Non-hedge derivative instruments - The fair value of the non-hedge derivative instruments is estimated based on the Black-Scholes model. For the three months ended March 31, 2016, a revaluation loss of 1.3 million was recorded on collars and forward contracts that have not been settled.
DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but is not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. In recognition of the Company's outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2015 available on the SEDAR website at www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of March 31, 2016, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.
ADDITIONAL INFORMATION
Additional information regarding the Company, including the Company's Annual Information Form for the year ended December 31, 2015, is available under the Company's profile on SEDAR at www.sedar.com.